Peak Positioning Technologies Inc.

Consolidated Financial Statements

December 31, 2019, and 2018

Independent Auditor's Report

To the Shareholders of Peak Positioning Technologies Inc.	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 Telephone: 514-878-2691 Fax: 514-878-2127 www.rcgt.com

Opinion

We have audited the consolidated financial statements of Peak Positioning Technologies Inc. (hereafter ''the Company''), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018 and the consolidated statements of comprehensive loss, the consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2 to the consolidated financial statements, which indicates the existence of a material uncertainty that may cast significant doubt about the the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Information other than the consolidated financial statements and the auditor's report thereon

Management is responsible for the other information. The other information comprises the information, other than the consolidated financial statements and our auditor's report thereon, included in the Management's Discussion and Analysis.

Member of Grant Thornton International Ltd

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

─ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

─ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

─ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

─ Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

─ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

─ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Louis Roy.

Montreal

May 21, 2020

______________________________________
1CPA auditor, CA public accountancy permit no A125741

Peak Positioning Technologies Inc.

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2019 and 2018

(In Canadian dollars, except weighted average number of outstanding shares)

	Note	2019	2018
		$	$
Revenues	21	11,708,653	1,681,534
		11,708,653	1,681,534
Expenses
Outsourcing services		5,319,307	-
Salaries and fringe benefits		1,665,434	974,394
Service fees		810,056	145,270
Royalty on software		84,762	-
Board remuneration		71,992	130,134
Consulting fees		310,076	378,422
Management fees		138,585	216,340
Professional fees		349,260	259,895
Administrative and indirect cost		110,161	182,529
Office supplies, websites and utilities		189,495	54,051
Public relations and press releases		148,444	426,175
Lease expenses		42,056	134,464
Interface development cost		-	16,742
Insurance		32,169	35,667
Finance costs	19.4	1,042,707	795,908
Expected credit loss		264,378	149,016
Travel and entertainment		393,715	266,201
Stock exchange and transfer agent costs		45,787	61,166
Translation cost and others		38,133	37,870
Loss (Gain) on deposit and subscription receivable		86,400	(201,350)
Loss on extinction of debt	13	816,793	-
Change in fair value of the contingent payable	6	259,000	-
Gain on bargain purchase	6	(941,000)	-
Impairment of intangible asset	10	584,189	471,000
Depreciation of right-of-use assets	9	407,611	-
Depreciation of property and equipment	9	47,548	5,924
Amortization of intangible assets	10	595,079	555,401
Amortization of financing initial costs		30,217	37,003
Loss (gain) on foreign exchange		72,824	(6,221)
		13,015,178	5,126,001
Loss before income taxes		(1,306,525)	(3,444,467)
Income tax	16	523,837	164,453
Net loss		(1,830,362)	(3,608,920)

Net (loss) profit attributable to:
Non-controlling interest		878,811	243,759
Owners of the parent		(2,709,173)	(3,852,679)
		(1,830,362)	(3,608,920)

Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		1,291,764	630,515
Total comprehensive loss		(3,122,126)	(4,239,435)

Net loss and total comprehensive loss attributable to:
Non-controlling interest		451,809	23,174
Owners of the parent		(3,573,935)	(4,262,609)
		(3,122,126)	(4,239,435)

Weighted average number of outstanding shares		689,959,805	661,178,509

Basic and diluted loss per share	23	(0.004)	(0.006)

The accompanying notes are an integral part of these consolidated financial statements.

Peak Positioning Technologies Inc.

Consolidated Statements of Changes in Equity

Years ended December 31, 2019 and 2018

(In Canadian dollars)

		Capital stock
						Equity	Accumulated		Total
						component of	other		attributable	Non	Shareholders'
	Note	Number of		Equity	Contributed	convertible	comprehensive		to owners of	Controlling	equity
		common shares	Amount	to issue	surplus	debentures	income	Deficit	parent	interest	(deficiency)
			$	$	$	$		$			$
Balance as of January 1, 2019		675,142,135	22,759,673		7,747,316	93,940	(189,449)	(20,914,779)	9,496,701	9,989,774	19,486,475
Issuance of shares	14	30,050,000	791,033		136,556				927,589		927,589
Shares to be issued for business acquisition	6			493,414					493,414		493,414
Exercise of warrants	14	5,400,000	334,499		(70,299)				264,200		264,200
Effect of the change in maturity date of the debenture	13				1,388,668				1,388,668		1,388,668
Conversion of convertible debenture	14	10,000,000	349,418			(46,049)			303,369		303,369
Share-based compensation	15				378,092				378,092		378,092
Transactions with owners		720,592,135	24,234,623	493,414	9,580,333	47,891	(189,449)	(20,914,779)	13,252,033	9,989,774	23,241,807
Net loss								(2,709,173)	(2,709,173)	878,811	(1,830,362)
Other comprehensive loss							(864,762)		(864,762)	(427,002)	(1,291,764)
Total comprehensive loss for the year		-	-	-	-	-	(864,762)	(2,709,173)	(3,573,935)	451,809	(3,122,126)
Balance as of December 31, 2019		720,592,135	24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684

Balance as of January 1, 2018		629,659,055	20,550,873		7,477,763		220,481	(17,062,100)	11,187,017		11,187,017
Issuance of shares	14	9,483,080	471,654		72,757				544,411		544,411
Exercise of warrants	14	36,000,000	1,822,804		(412,448)				1,410,356		1,410,356
Issuance costs			(85,658)						(85,658)		(85,658)
Equity component of convertible debentures	13					93,940			93,940		93,940
Deferred financing cost					57,830				57,830		57,830
Non-controlling interest									-	9,966,600	9,966,600
Share-based compensation	15				551,414				551,414		551,414
Transactions with owners		675,142,135	22,759,673		7,747,316	93,940	220,481	(17,062,100)	13,759,310	9,966,600	23,725,910
Net loss								(3,852,679)	(3,852,679)	243,759	(3,608,920)
Other comprehensive loss							(409,930)		(409,930)	(220,585)	(630,515)
Total comprehensive loss for the year		-	-	-	-	-	(409,930)	(3,852,679)	(4,262,609)	23,174	(4,239,435)
Balance as of December 31, 2018		675,142,135	22,759,673	-	7,747,316	93,940	(189,449)	(20,914,779)	9,496,701	9,989,774	19,486,475

The accompanying notes are an integral part of these consolidated financial statements.

Peak Positioning Technologies Inc.

Consolidated Statements of Cash Flows

Years ended December 31, 2019 and 2018
(In Canadian dollars)

	Note	2019	2018
		$	$
OPERATING ACTIVITIES
Net loss		(1,830,362)	(3,608,920)
Non-cash items
Loss (gain) on deposit and subscription receivable		86,400	(201,350)
Depreciation of property and equipment	9	47,548	5,924
Depreciation of right-of-use assets	9	407,611	-
Issuance of shares for settlement of debt		243,000	288,026
Expected credit loss		264,378	149,066
Amortization of intangible assets-technology platform	10	595,079	555,401
Amortization of initial cost debenture		30,217	37,003
Impairment of intangible assets	10	584,189	471,000
Share-based compensation		378,091	551,414
Accretion of debentures		553,842	454,814
Change in fair value of the contingent compensation payable	6	259,000	-
Loss on extinction of debt	13	816,793	-
Gain on bargain purchase	6	(941,000)	-
Loans receivables maturing in more than 12 months		1,565,523	(9,818,788)
Net changes in working capital items
Income tax payable		406,617	-
Debtors		43,221	23,054
Account receivables		(2,657,029)	-
Loans receivables maturing in less than 12 months		(1,839,755)	(9,710,060)
Prepaid expenses		(447,027)	(104,265)
Accounts payable, advances and accrued liabilities		1,160,824	599,835
Cash flows from operating activities		(272,840)	(20,307,846)
INVESTING ACTIVITIES
Term deposit		-	1,200,000
Intangible assets	10	(697,070)	(111,091)
Property and equipment	9	(192,738)	(79,544)
Debtors		(790,139)	(257,386)
Cash flows from investing activities		(1,679,947)	751,979
FINANCING ACTIVITIES
Issuance of debenture		280,000	247,500
Payment of debenture		(40,000)	-
Subscription receivable		250,000	-
Advance from third parties		1,800,281	-
Advance from a director		298,400
Debenture subscription received		-	9,287,008
Debenture to be issued		110,000	-
Repayment of lease liabilities		(464,539)
Non-controlling interest		-	9,966,600
Issuance of shares		640,000	230,000
Cash flows from financing activities		2,874,142	19,731,108
IMPACT OF FOREIGN EXCHANGE		(1,220,256)	(630,514)
Net change in cash		(298,901)	(455,273)
Cash, beginning of year		2,016,410	2,471,683
Cash, end of year		1,717,509	2,016,410

The accompanying notes are an integral part of these consolidated financial statements.

Peak Positioning Technologies Inc.

Consolidated Statements of Financial Position

December 31, 2019 and December 31, 2018

(In Canadian dollars)

	Note	2019	2018
		$	$
ASSETS
Current
Cash		1,717,509	2,016,410
Loans receivables	7	11,193,087	9,617,710
Debtors	8	3,931,981	864,434
Prepaid expenses		830,662	383,635
Deferred financing cost		353,377	353,377
		18,026,616	13,235,566
Loans receivables	7	8,196,549	9,762,072
Property and equipment	9	734,443	112,796
Intangible assets	10	2,399,410	1,578,869
		29,357,018	24,689,303

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	12	4,629,122	1,349,853
Lease liabilities	11	402,954	-
Current tax liabilities		517,756	111,139
Debentures	13	3,221,281	3,343,820
Conversion option	13 c)	24,423	-
Contingent compensation payable	6	254,586	-
		9,050,122	4,804,812
Debentures	13 c)	137,638	398,015
Lease liabilities	11	49,574
		9,237,334	5,202,827
SHAREHOLDERS' EQUITY
Capital stock		24,234,623	22,759,673
Shares to be issued	6	493,414	-
Contributed surplus		9,580,333	7,747,316
Equity component of convertible debentures	13	47,891	93,940
Accumulated other comprehensive income		(1,054,211)	(189,449)
Deficit		(23,623,950)	(20,914,779)
Shareholders' equity attributable to owners of
the parent		9,678,100	9,496,701
Non-controlling interest		10,441,584	9,989,774
Total shareholders' equity		20,119,684	19,486,475
		29,357,018	24,689,303

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Peak Positioning Technologies Inc. (hereinafter the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Peak Positioning Technologies Inc.'s executive offices are located at 550 Sherbrooke Street West, Suite 265, Montréal, Quebec, Canada. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol PKK. Its shares are quoted in the U.S. on the OTC Market's Groups ''Pink Sheet'': PKKFF.

Peak is an IT portfolio management company whose mission is to assemble, finance and manage a portfolio of promissing companies and assets in some of the fastest growing tech sectors in China, including fintech, e-commerce and cloud-computing. Peak provides a bridge for North American Investors who wish to participate in the continued digitization of China's industrial sectors through the latest advancements in technology.

2 - GOING CONCERN ASSESSMENT

These consolidated financial statements have been prepared on the basis of the going concern assumption meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

The level of revenue currently being generated is not presently sufficient to meet the working capital requirements. The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $1,830,361 for the year ended December 31, 2019 ($3,608,920 for 2018), it has an accumulated deficit of $23,623,949 as at December 31, 2019 ($20,914,779 as at December 31, 2018).

The Company will continue to assess its working capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

The consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3. CHANGES IN ACCOUNTING POLICIES

3.1 New Standards adopted as at January 1, 2019

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2019. These changes were made in accordance with the applicable transitional provisions.

3.1.1 Leases (IFRS 16)

The Company adopted IFRS 16, Leases, on January 1, 2019. In accordance with the transition guidance of IFRS 16, the new requirements have been applied retroactively with the cumulative effect of initial application recognized as at January 1, 2019. The 2018 financial statements have not been restated.

Previously, the Company classified all leases as operating leases and did not recognize assets or liabilities in the consolidated statement of financial position because substantially all the risks and rewards incidental to ownership of the leased asset were not transferred. IFRS 16 requires that lessors recognize assets and liabilities for all leases on the statement of financial position, unless the lease term is 12 months or less or the lease for which the underlying asset is of low value.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018
(In Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES (continued)

3.1.1 Leases (IFRS 16) (continued)

On adoption of IFRS 16, the Company recognized the lease liabilities for leases that had previously been classified as "operating leases" in accordance with the principles of IAS 17, Leases . These obligations have been measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate applied to lease liabilities as at January 1, 2019 was 9.42%. The related right-of-use assets were measured in the amount of the lease liabilities as at January 1, 2019, adjusted for the amount of lease incentives recognized in liabilities as at December 31, 2018.

Adoption of IFRS 16 had the following impact on the financial position as at January 1, 2019:

Right-of-use assets	$313,283
Lease liabilities	$313,283

The discounted value of the operating lease commitments presented in accordance with IAS 17 as at

December 31, 2018, calculated using the incremental borrowing rate as at January 1, 2019, is $309,310. The difference between the discounted value of these commitments and the lease liabilities recognized as at December 31, 2018, is essentially variable lease payments relating to operating expenses, property taxes and insurance costs for office space that were not included in the lease liabilities.

On transition, for leases of low-value assets the Company has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term. Low-value assets comprise information technology equipment and small value items of office furniture.

The Company has relied on its assessment of whether leases are onerous applying IAS 17 immediately before the date of initial application as an alternative to performing an impairment review. Right-of-use assets at the date of initial application have been adjusted by the amount of any provision for onerous leases recognized in the consolidated statement of financial position immediately before the date of initial application.

The Company has excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application.

The Company has used hindsight to determine the lease term of a lease with renewal option.

3.2	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (IASB) but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policies for the first period beginning on or after the effective date of the pronouncement.

At the date of authorization of the consolidated financial statements, the International Accounting Standards Board ("IASB") have issued certain new and revised standards, amendments and interpretations which were not yet effective during the relevant periods. These new standards and interpretations are not expected to have a material impact on the Company's consolidated financial statements and are not presented.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1 Statement of compliance with IFRS

The consolidated financial statements of the Company have been prepared using accounting policies that are in accordance with International Financial Reporting Standards (IFRS).

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, except for the newly adopted standards.

The consolidated financial statements for the year ended December 31, 2019 (including comparative figures) were approved and authorized for the issue by the Board of Directors on May 21, 2020.

4.2 Basis of measurement

These consolidated financial statements are prepared on an accrual basis using the historical cost method.

4.3 Basis of Consolidation

The consolidated financial statements include the accounts of Peak Positioning Technologies Inc. and all of its subsidiaries.

The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these consolidated financial statements:

		% of ownership	Principal	Functional
Entities	Registered	and voting right	activity	Currency
Peak Positioning Technologies Inc. (1)	Canada		Holding and parent company	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	Renminbi

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd (2)	China	51%	Supply Chain services	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.3 Basis of Consolidation (continued)

(1)	Effective January 1, 2018, the subsidiary Peak Positioning Corporation was amalgamated with Peak Positioning Technologies Inc.

(2): Creation of a new subsidiary

In June 2019, the Company created a new subsidiary called Asia Synergy Supply Chain ("ASSC") whereby the wholly-owned subsidiary of the Company, Asia Synergy Data Solutions (" ASDS"), contributed a royalty-free license of the Cubeler Lending Hub platform to ASSC in exchange for a 51% equity interest and where Jiangsu Zhongpu Jinrong Outsourcing Services Co. Ltd ("Zhongpu ") contributed its supply chain network for a 49% equity interest. As a result, Zhongpu owns a 49% non-controlling interest in ASSC.

The subsidiaries have an annual reporting date of December 31 and are incorporated in Canada, Hong Kong and China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

4.4 Foreign currency translation Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the date of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in a foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when fair value was determined.

4.5 Foreign operations

In the consolidated financial statements, all assets, liabilities and transactions of the entities with a functional currency other than Canadian dollars are translated into Canadian dollars upon consolidation. The functional currency of the entities has remained unchanged during the reporting period.

On consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.6 Segment reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the chief operating decision maker who is responsible for allocating resources and assessing the performance of the operating segments. The chief operating decision maker has been identified as the senior management team, which makes strategic and operational decisions.

For management purposes, the Company uses the same measurement policies as those used in its financial statements.

In addition, corporate assets which are not directly attributable to the business activities of any operating segments are not allocated to a segment. This primarily applies to the Company's headquarters.

4.7 Revenue recognition

Revenue arises mainly from the sale of goods and the rendering of financial services. To determine whether to recognize revenue, the Company follows a 5-step process:

─ identifying the contract with a customer;

─ identifying the performance obligations;

─ determining the transaction price;

─ allocating the transaction price to the performance obligations;

─ recognizing revenue when performance of obligation is satisfied.

Revenue is recognized either at a point in time or over time when the Company satisfies performance obligations by transferring the promised goods or services to its customers.

Sales revenues

A sale of goods or services is recognized when the title to the products has passed, there has been a transfer of the significant risks and rewards of ownership, and the price is fixed or determinable.

Financial services

Financial services revenues include interest revenue earned from commercial loans to small and and medium-sized businesses and entrepreneurs and fees earned for services rendered to financial institutions to manage loans made to their customers.

Interest revenue earned from commercial loans is recorded using the effective interest rate method.

Service fees

Service fee revenues include fees earned for services rendered to financial institutions to help them find loan candidates, determine what potential or existing customers to lend to, manage their credit risk exposure, and help facilitate their credit transactions through the Company's technology platforms.

Service fees earned for services rendered to financial institutions over time is calculated based on a percentage of the value of the transactions associated with the services or in some cases, represent the price to obtain risk analysis or similar types of reports, charged either per report or on a subscription basis.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.7 Revenue recognition (continued)

Supply chain services

Supply chain services revenue relate to services provided to supply chain participants to allow them to acquire the materials they need on credit. The services include qualifying the clients for credit from approved financial institutions and providing logistical assistance for the transportation and warehousing of the acquired materials, all bundled into a single offering.

Supply chain services revenue are earned on the base of a bundle of services that are individually priced as a percentage of the value of the material-acquisition transactions for which the services are rendered.

4.8 Current and deferred income taxes

Tax expense recognized in profit or loss when applicable comprises the sum of deferred tax and current tax not recognized directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted by the end of the reporting period.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred tax on temporary differences associated with investments in subsidiaries is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided those rates are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be able to be utilized against future taxable income. This is assessed based on the Company's forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.

Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized directly in the equity, in which case the related deferred tax is also recognized in equity.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.9 Basic and diluted loss per share

Basic loss per share is calculated using the net loss and the weighted average number of outstanding shares during the year. Diluted loss per share is calculated by adjusting the weighted average number of outstanding shares, for the effects of all dilutive potential ordinary shares which include convertible debentures, options and warrants. Since the Company has incurred losses, the diluted loss per share is equal to the basic loss per share due to the antidilutive effect of convertible debentures, options and warrants.

4.10 Financial instruments

The Company recognized a financial asset or a financial liability in its statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, transaction costs that are directly attributable to the acquisition of the financial asset or the financial liability where applicable.

Financial assets

The Company classify financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, based on its business model for managing the financial asset and the financial asset contractual cash flow characteristics. The three categories are defined as follows:

(a) Amortized cost- A financial asset is measured at amortized cost if both of the following conditions are met:

- the net asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b) Fair value through other comprehensive income - Financial assets are classified and measure at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

(c) Fair value through profit or loss - Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss.

When, and only when, the Company changes its business model for managing financial assets it must reclassify all affected financial assets.

The Company's financial assets comprised of cash, loans receivables, and debtors (except sales tax receivable) are measured at amortized cost.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.10 Financial instruments (continued)

Impairment of financial assets

The Company assess the impairment of its loans receivables using the expected credit loss model. The Company considers a broader range of information when assessing credit risk and measuring expected credit loss including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

At the end of each reporting period, the Company applies a three-stage forward looking impairment approach for its loans and debtors to measure the expected credit loss (ECL).

Determining the stage

The ECL three-stage impairment approach is based on the change in the credit quality of financial assets and the credit quality have not deteriorated significantly since initial recognition. If the credit risk and the credit quality of non-impaired financial instruments has not deteriorated significantly since initial recognition, these financial instruments are classified in Stage 1, and an allowance for credit losses is measured and recorded at an amount equal to 12-month expected credit loss. When there is a significant increase in credit risk and the credit quality have deteriorated significantly since initial recognition, these non-impaired financial instruments are migrated to Stage 2, and an allowance for credit losses is measured and recorded at an amount equal to lifetime expected credit losses. When one or more events that have a detrimental impact on the estimated future cash flows of a financial asset has occurred, the financial asset is considered credit-impaired and is migrated to Stage 3, and an allowance for credit losses equal to lifetime expected losses continue to be recorded or the financial asset is written off.

The interest income is calculated on the gross carrying amount for financial assets in Stages 1 and 2 and on the net carrying amount for financial assets in stage 3.

Measurement of Expected Credit losses (ECL)

ECLs are measured as the probability-weighted present value of all expected cash shortfalls over the remaining expected life of the financial instruments, and reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions is considered. The estimation and application of forward-looking information requires significant judgment. The cash shortfall is the difference between all contractual cash flows owed to the Company and all the cash flows that the Company expects to receive.

The measurement of ECLs is primarily based on the product of the financial instruments probability of default, loss given default, and exposure at default. Forward-looking macroeconomic factors such as credit default indices, interest rates and gross domestic product are incorporated into the risk parameters. The estimate of expected credit losses reflects an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes. Due to the short-term nature of the Company's commercial loans, the forward-looking macroeconomic factors are generally not important to the Company.

The Company applies experienced credit judgment to adjust the modelled ECL results when it becomes evident that known or expected risk factors and information were not considered in the credit risk rating and modelling process.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.10 Financial instruments (continued)

Financial liabilities

The Company's liabilities include accounts payable and accrued liabilities, contingent compensation payable, conversion option and debentures.

When the Company becomes a party to the contractual provisions of the financial instruments, these are initially measured at fair value adjusted for transaction costs unless the Company classified its financial liability at fair value through profit or loss (''FVTPL'').

Subsequently, financial liabilities are measures at amortized cost using the effective interest method except for the contingent compensation payable and conversion options classified at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss.

The liability and equity components of debentures are presented separately on the consolidated statements of financial position starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders' equity as equity component of convertible debentures. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statements of comprehensive loss.

4.11 Property and equipment

Property and equipment are initially recorded at acquisition cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company's management. Property and equipment are subsequently measured at cost less accumulated depreciation and impairment.

Depreciation is recognized on a straight-line basis using rates based on the estimated useful lives of the asset as follows:

Useful life

IT and office equipment	2-5 years
Vehicles and other equipment	3-5 years
Right-of-use assets	5-36 months

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4.12 Intangible assets

Intangible assets acquired separately are initially recognized at acquisition cost and are subsequently measured at cost less accumulated depreciation and impairment losses. Intangible assets acquired through business combination are measured at their fair value as at the date of acquisition.

Amortization is recognized on a straight-line basis using rates based on the estimated useful lives of the asset as follows:

Useful life

Fintech platforms	3-5 years
Loan servicing agreements	10 years

4.13 Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

4.14 Impairment of long-lived assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows called cash-generating units (CGUs). As a result, some assets are tested individually for impairment and some are tested at CGU level.

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use (Being the present value of the expected future cash flows of the relevant assets of the CGU.)

4.15 Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events.

Provisions are recognized at the best estimate of the expenditure required to settle the present obligation at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.16 Equity

Capital stock represents the amount received on the issue of shares less incremental costs, net of tax, directly attributable to the issue of the shares. If shares are issued after share options or warrants are exercised, it also includes compensation costs previously recognized in contributed surplus.

Unit Placements ("Units")

The Company allocates the equity financing proceeds between common shares and warrants according to the relative fair value of each instrument. The fair value of the common shares is determined according to the market price of the shares on the Canadian Securities Exchange on the issuance date, and the fair value of the warrants is determined using the Black & Scholes pricing model.

Contributed surplus within equity includes amounts in connection with share options and warrants issued. When share options and warrants are exercised, the related compensation cost is transferred in capital stock.

When conversion of debentures occurs, the related cost is transferred from equity component of convertible debentures to capital stock.

Deficit includes all current and prior period losses and the value of the extended warrants.

4.17 Share-based payments

The Company operates equity-settled share-based payment plans for its eligible directors, officers, employees and others providing similar services. None of the Company's plans features any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services received by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except warrants to brokers, agents and finders) are ultimately recognized as an expense in the profit or loss with a corresponding credit to contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing, are recognized as issuance costs and are presented as a reduction to the equity instruments with a corresponding credit to contributed surplus, in equity.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting year, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is an indication that adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.18 Leases assets

Policy applicable as of January 1, 2019

The Company recognized a right-of-use asset and a lease liability with respect to a lease on the date the underlying asset is available for use by the Company (hereafter, the "commencement date").

The right-of-use asset is initially measured at cost, which includes the initial lease liabilities adjusted for lease payments on or before the commencement date, plus initial direct costs incurred and an estimate of all of the costs for dismantling and removing the underlying asset, less any lease incentives received.

The right-of-use asset is amortized over the shorter of the estimated useful life of the underlying asset or the lease term on a straight-line basis. Additionally, the cost of a right-of-use asset is reduced by any accumulated impairment losses and, as appropriate, adjusted for any remeasurement of the related lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date over the lease payments to be made over the lease term, calculated using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company's uses its incremental borrowing rate as its discounting rate. The lease payments included in the lease liability include the following, in particular:

- Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

- Variable payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- Lease payments relating to extension options that the Company is reasonably certain it will exercise.

The Company has elected not to recognize separately non-lease components of leases for office space (buildings). Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.

The interest expense relating to lease liabilities is recognized in profit or loss using the effective interest method. New right-of-use assets and liabilities are non-cash transactions and thus excluded from the consolidated statement of cashflows.

The lease liability is remeasured when there is a change in future lease payments resulting from a change in an index or when the Company changes its measurement with respect to the exercise of a purchase, extension or termination option. The lease liability adjustment is adjusted against the related right-of-use asset or recorded in profit or loss if the right-of-use asset is reduced to zero.

Lease payments relating to leases for which the underlying asset is of low value are recognized on a straight-line basis as an expense in profit or loss. Low-value assets include computer equipment and small office furniture.

Policy applicable before January 1, 2019

Operating leases

All leases where the lessor retained significant portion of the risks and rewards of ownership are treated as operating leases. Payments under operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

5 - CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts presented and disclosed in the consolidated financial statements. Management reviews these estimates and assumptions on an ongoing basis based on historical experience, changes in business conditions and other relevant factors that it believes to be reasonable under the circumstances. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about the significant critical accounting estimates, judgments and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities and expenses is provided below.

5.1 Estimates

5.1.1 Share-based payments

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. Details of the assumptions used by the Company are given in Note 14.

5.1.2 Impairment of long-lived assets

Determining if there are any facts and circumstances as indicating impairment loss or reversal of impairment losses is a subjective process involving judgement and a number of estimates and assumptions in many cases.

5.1.3 Leases

Recognizing leases requires judgment and use of estimates and assumptions. Judgement is used to determine whether there is reasonable certainty that a lease extension or cancellation option will be exercised. Furthermore, management estimates are used to determine the lease terms and the appropriate interest rate to establish the lease liability.

5.1.4 Acquisition valuation method

The Company uses valuation techniques when determining the fair value of certain assets and liabilities acquired in a business combination. In particular, the fair value of the intangible assets, and contingent consideration is dependent on the outcome of many variables including the acquirees' future profitability.

5.2 Judgments

5.2.1 Deferred tax assets

The Company must use certain assumptions and important accounting judgments to determine if deferred taxes can be recognized. Management has to evaluate whether it is more likely than not that they will be realized, taking into consideration all probable elements at their disposal to determine if all or part of deferred taxes will be recognized. To determine this probability, certain factors have to be taken into account, notably the Company's projection of future taxable income and determine in which fiscal period these profits should materialize.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

5 - CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS (continued)

5.2.2 Going concern

The assessment of the Company's ability to continue as a going concern and to have sufficient funds to pay its ongoing operating expenditures, meet its liabilities the ongoing year, involve significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances. More information about the going concern is disclosed in Note 2.

6 - BUSINESS COMBINATION

On January 1, 2019, the Company through its subsidiary called Asia Synergy Credit Solutions ("ASCS") acquired transferred certain assets and personnel from Wuxi Wenyi Financial Services Co.. Wenyi offers turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company position in the commercial lending market in China. The assets acquired are intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition will be accounted for using the acquisition method of accounting.

The maximum purchase price for this acquisition was estimated at $2,000,000, and the fair value of the consideration transferred at $489,000. The purchase price will be settled with the issuance of a maximum of 20,000,000 shares of the Company if certain financial performance of ASCS is achieved during the first 18 months of operations. In the event that 20,000,000 shares are issued after the 18-month period and the listed common shared price of the Company is less than $0.10 at that time, the Company will issue additional shares to obtain an aggregate consideration value of $2,000,000.

The fair value of the consideration transferred was estimated at $489,000, base on management financial projection of ASCS over the first 18 months of operations. The Company used a probability-weighted estimate to determined the number of shares to be issued base on certain financial performance targets. The number of shares estimated to be issued represents management's estimate of a 80% probability that the financial performance will be achieved.

The market price ($0.03) at which the share will be issued used in the model was estimated using the average historical price from the 6 months prior to the acquisition and the historical volatility over the payment term. The payment where then discounted using the Chinese risk-free rate (4.8%). The Company consider that the risk of the projection being realized was already taken into account through the probability-weighted estimated result.

Fair value of consideration transferred
Issuance between 14,000,000 and 17,000,000 shares of the Company at a market price ranging from $0.03 to $0.06	489,000
Total consideration transferred (conditional compensation)	489,000

Gain on bargain purchase to profit and loss	941,000
1,430,000

Identifiable net assets acquired
Loan servicing agreements	1,430,000
Liabilities assumed	-
Identifiable total net assets	1,430,000
Goodwill on acquisition	-
1,430,000

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

6 - BUSINESS COMBINATION (continued)

At acquisition, the Company recognized a gain on bargain purchase of $941,000 for the difference between. the value of the identified assets acquired and the fair value of the consideration transferred

As at December 31, 2019, the Company revised its estimation of the fair value of the contingent compensation. The re-evaluation process performed after the first year of operations of ASCS indicates that the financial performance criteria were achieved at 77.1% of the agreed target. As per the asset transfer agreement, the Company should have issued a total of 12,328,611 shares as a purchase price in 2019. Following administrative delay, it was agreed by both parties to postpone the issuance of the shares to 2020. Management initial financial projections for 2020 were maintained, based on the results obtained in 2019. The market share price used for the estimation of the fair value as at December 31, 2019 was established at $0.05 based on the current market price and the historical volatility of the Company.

The initial conditional compensation liability of $489,000 was re-evaluated at December 31, 2019 at a fair value of $748,000 considering the past performance, forecasted results and projected market share price at issuance. The difference of $259,000 between the re-evaluate fair value of the remaining conditional compensation and the previously accounted amount was recognized as a change in fair value of the contingent compensation payable in the consolidated statements of comprehensive loss of the period.

The contingent liability relating to the 2019 shares that should have been issued, was classified as shares to be issued in the consolidated statements of changes in equity. The value of those shares was determined by using the market price as at December 31, 2019. The difference of $254,586 between the value of shares to be issued ($493,414) and the fair value of the contingent liability ($748,000) is presented as a short-term liability in the consolidated statements of financial position.

The Company's valuation of intangible assets has identified loan servicing agreements which are amortized on a straight-line basis with a useful life of 10 years. Significant assumptions used in the determination of intangible assets , as defined by management, include month over month loan renewals, discount rate and operating income before depreciation and amortization margin.

There were acquisition-related costs which amounted approximately to $10,000 with respect to consulting and professional fees. These costs were not included as part of the consideration transferred and have been recognized as an expense in the consolidated statements of comprehensive loss for the year ended December 31, 2019.

ASCS generated a profit of $202,769 before corporate head-office management fees totaling $193,020 for the 12 months ended December 31, 2019 and revenue of $1,104,875 for the same period.

Peak Positioning Technologies Inc.
Notes to Consolidated Financial Statements
Years ended December 31, 2019 and 2018
(In Canadian dollars)

7 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

In May 2018 the Company established a licensed financial services' subsidiary in China named Asia Synergy Financial Capital ("ASFC") to provide various financial services to small and medium size enterprise and entrepreneurs. Those services include loans, who for the most part, are guaranteed by a third party and/or collateral assets. The loans bear interest at an average rate of 17.0% in 2019 (15.8% in 2018) calculated on their face value. At inception, loan weighted average repayment period was 16.5 months in 2019 (15.9 months in 2018). For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivable are described as follows:
	2019	2018
	$	$
Principal balance loans receivable	19,789,583	19,528,848
Less expected credit loss (ECL)	(399,947)	(149,066)
Loans receivables net	19,389,636	19,379,782

Loans receivable maturing in less than 12 months	11,193,087	9,617,710
Loans receivable maturing in more than 12 months	8,196,549	9,762,072
Total loans	19,389,636	19,379,782

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.10 of the Company consolidated financial statements as of December 31, 2019.

Credit quality of loans

The following table presents the gross carrying amount of loans receivable at December 31, 2019, according to credit quality and ECL impairment stages.

ECL is calculated on loans value at period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

		Credit loss
		allocation
	Provision %	applied (1)
Stage 1:	1.0%	8.0%
Stage 2:	30.0%	7.0%
Stage 3: Credit loss allocation applied at 100% on interest receivable	100.0%	33.0%

Note (1) : Credit loss allocation of 22% was applied at December 31, 2018 at all stages.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

7 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (continued)

Impaired loans and allowances for credit loss (continued)

		Gross
		carrying	Allowance for	Net Carrying
December 31, 2019%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	88.5%	17,509,277	(11,615)	17,497,662
Stage 2 Overdue 1-90 days	6.4%	1,266,596	(25,382)	1,241,214
Stage 3 Overdue> 90 days	5.1%	1,013,710	(362,950)	650,760
Total	100.0%	19,789,583	(399,947)	19,389,636

		Gross
		carrying	Allowance for	Net Carrying
December 31, 2018%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	92.0%	17,961,283	(22,469)	17,938,814
Stage 2 Overdue 1-90 days	7.3%	1,417,319	(93,543)	1,323,776
Stage 3 Overdue> 90 days	0.8%	150,246	(33,054)	117,192
Total	100.0%	19,528,848	(149,066)	19,379,782

8 - DEBTORS
			2019-12-31	2018-12-31
			$	$
Sales tax receivable			27,663	70,884
Advances to companies, 1.55% to 1.7% per month
(.84% to 1.5% in 2018), payable on demand.			392,210	511,550
Advance to a company			466,622	-
Accounts receivable			2,657,029	-
Safety deposits with guarantor (1)			370,699	-
Advance to an affiliated company (note 20)			17,758	32,000
Subscription received/receivable (2)			-	250,000
			3,931,981	864,434

Considering the low number of individual item, evaluation of expected credit loss for debtors are performed at each period end base on past experience, credit default evidence and payment habit. At December 31, 2019 an amount of $83,925 ($Nil in 2018) was registered for expected credit loss for debtors.

(1) As per an agreement with certain loan insurance provider, ASCS, a subsidiary of the Company must maintain a deposit with a loan insurance provider representing 10% of the value of loans serviced by ASCS on behalf of the certain Commercial Bank guaranteed by loan insurer providers. ASCS third party financial partners and the Company's ASFC subsidiary have a three-way agreement in place with ASCS under which third party financial partner and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with a loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

(2) The Company realized a foreign exchange gain following the receipt of the subscription receivable of December 31, 2017, in a currency other than the functional currency of the Company.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

9 - PROPERTY AND EQUIPMENT

	Right-of-use	Office
	assets	equipment	Vehicles	Total
	$	$	$	$
Gross carrying amount

Balance as at January 1, 2019	-	71,224	47,592	118,816
Adjustment on transition to IFRS 16	313,283			313,283
Acquisition	584,170	34,972	157,766	776,908
Balance as at December 31, 2019	897,453	106,196	205,358	1,209,007

Accumulated amortization
Balance as at January 1, 2019	-	3,194	2,826	6,020
Depreciation	407,611	30,673	16,875	455,159
Exchange differences	8,033	2,679	2,673	13,385
Balance as at December 31, 2019	415,644	36,546	22,374	474,564
Net carrying amount as at December 31, 2019	481,809	69,651	182,984	734,443

Gross carrying amount
Balance as at January 1, 2018	-	405	-	405
Acquisition	-	70,819	47,592	118,411
Balance as at December 31, 2018	-	71,224	47,592	118,816

Accumulated amortization
Balance as at January 1, 2018	-	96	-	96
Depreciation	-	3,098	2,826	5,924
Exchange differences	-	-	-	-
Balance as at December 31, 2018	-	3,194	2,826	6,020
Net carrying amount as at December 31, 2018	-	68,030	44,766	112,796

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

10 - INTANGIBLE ASSETS

	Loan servicing	Trading	Lending Hub
	agreement	Platform	Platform	Total
	$	$	$	$

Gross carrying amount
Balance as at January 1, 2019	-	2,461,348	747,940	3,209,288
Acquisition (a)		-	606,834	606,834
Business acquisition (b)	1,430,000	-	-	1,430,000
Balance as at December 31, 2019	1,430,000	2,461,348	1,354,774	5,246,122

Accumulated amortization
Balance as at January 1, 2019	-	1,578,607	51,812	1,630,419
Amortization	143,000	298,552	153,527	595,079
Impairment loss (c)		584,189		584,189
Exchange differences	-		37,025	37,025
Balance as at December 31, 2019	143,000	2,461,348	242,364	2,846,712
Net carrying amount as at December 31, 2019	1,287,000	(0)	1,112,410	2,399,410

Gross carrying amount
Balance as at January 1, 2018	-	2,461,348	181,702	2,643,050
Acquisition	-		566,238	566,238
Balance as at December 31, 2018	-	2,461,348	747,940	3,209,288

Accumulated amortization
Balance as at January 1, 2018	-	615,337		615,337
Amortization	-	492,270	63,131	555,401
Impairment loss (a)	-	471,000	-	471,000
Exchange differences			(11,319)	(11,319)
Balance as at December 31, 2018	-	1,578,607	51,812	1,630,419
Net carrying amount as at December 31, 2018	-	882,741	696,128	1,578,869

(a) Acquisitions for a total amount of $ nil in 2019 ($466,466 in 2018) were unpaid as at December 31, 2019. These acquisitions were non-cash transaction and thus are excluded from the consolidated statement of cash-flows. From the 2018 acquisitions, an amount of $376,230 in equity still unpaid.

(b) Business acquisition, as describe in note 6, was unpaid as at December 31, 2019. This acquisition was a non-cash transaction and thus are excluded from the consolidated statement of cash-flows.

(c) An impairment loss of $584,189 ($471,000 in 2018) was recognized for the Gold River platform. The recoverable amount of the asset is $Nil, determined using management expectation of the actual value of the future cash-flows generated by the platform.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

11 - LEASE LIABILITIES

On January 1st, 2019 new lease liabilities have been recognized. The Company leases office space. The Company measured the lease liabilities at the present value of the lease payments that are not paid at that date. The present value recognized for the lease liabilities was $313,283. The present value is increased to reflect the interest on the lease liabilities and reduced to reflect the lease payments made.

2019
$
Present value at first application	313,283
Additions	584,170
Accretion interest	44,868
Lease payments	(460,361)
Effect of exchange rate change on obligation	(29,432)
Balance - end of year	452,528
Current Portion	402,954
49,574

Following is a summary of the Company's obligations regarding lease payments:

As at December 31, 2019	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
Lease payments	417,620	50,579	-	468,199

12 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2019	2018
	$	$
Trade accounts payable and accruals	2,158,064	1,087,476
Advance from third party, annual interest 10%	1,880,146	-
Advance from a director, no interest (note 19)	298,400	-
Advance from third party, no interest	182,512	262,377
New debenture to be issued	110,000	-
	4,629,122	1,349,853

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

13 - DEBENTURES

a)i) Debenture issuance of December 15, 2017

On December 15, 2017, the Company placed a total of 1,200 units of debentures at $10,000 per unit for a gross proceeds of $12,000,000. Each unit sold is comprised of $10,000 face value debentures plus 200,000 common share purchase warrants.

Debentures are secured by a pledge on the aggregate assets of the Company, originally maturing on December 15, 2019, bearing interest at a nominal rate of 8% payable monthly. The Company used the residual value method to allocate the principal amount of the debenture between the liability and the contributed surplus. Under this method, an amount of $2,721,260 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $9,005,148 computed as the present value of future principal and interest payments discounted at a rate of 25%. The debentures allow their subscribers to surrender part or all of the amount invested in the debentures to exercise their warrants and purchase common shares of the Company any time prior to maturity, subject to certain terms and conditions, at a price of $0.05 per common share. The units contain a ''forced warrant conversion'' feature under which 50% of the face value of the debenture will automatically be surrendered to exercise 50% of the warrants if the Company common shares trade at $0.15 or more for 3 consecutive trading days, and 100% if the Company's common shares trade at $0.20 or more for 3 consecutive days.

	2019-12-15	2018-12-31
	$	$
Balance, beginning of period	3,343,820	4,263,913
Accretion of debentures	475,159	453,471
Surrendering of debentures for exercise of warrants (1)	(264,200)	(1,410,356)
Surrendering of debentures paid in cash	(40,000)	-
Issuance cost (2)	25,221	36,792
Balance, at maturity on December 15, 2019	3,540,000	3,343,820

1) At the issuance date, a total of 240,000,000 warrants were included as part of the unit's debenture. 191,000,000 warrants were transferred from existing warrant holders to the debentures' subscribers, for which the original warrant holders received 2,500,000 stock options as compensation, and 49,000,000 additional warrants were newly issued. On the same date the debentures were issued, some debenture subscribers surrendered their debentures for a total face value of $6,350,000 to exercise 127,000,000 warrants at a price of $0.05.

During the year of 2018, 36,000,000 warrants were exercised at a price of $0.05 following surrendering of debentures for a total face value of $1,800,000.

During the year of 2019, 5,400,000 warrants were exercised at a price of $0.05 following surrendering of debentures for a total face value of $ 270,000.

2) Issuance costs are related to legal expenses, broker commissions and stock options value to directors and officers

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

13 - DEBENTURES (continued)

a)ii) Debenture issuance of December 15, 2017, extended to December 2020

On or before the maturity date of December 15, 2019, the company reached an agreement with holders of the debenture to extend the maturity of the debenture on December 15, 2020, at the same terms and conditions. At that time, the remaining face value of debentures was $3,540,000.

The remaining 70,800,000 remaining warrants at maturity accompanying the debenture was replaced by new warrants with the same attributes, except that they will expire on December 15, 2020, to coincide with the new maturity date of the debenture. For each warrant that is tied to the debenture, debenture holders will also received an additional warrant that will allow them to acquire common shares of the Company at a price of $0.08 per share at any time for a period of 24 months from their date of issuance.

An exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The renegotiation created a debt extinction for accounting purposes. The initial debt was derecognized and a new debt recognized at fair value, creating a loss on extinction of debt of $816,793.

The Company used the residual value method to allocate the principal amount of the debenture between the liability and the equity component. Under this method, an amount of $1,388,688 related to the conversion features and the warrants issued were applied to contributed surplus only as the debenture is non convertible. The fair value of the liability component was $2,968,124 computed as the present value of future principal and interest discounted at a rate of 30%.

	2019-12-31	2018-12-31
	$	$
Balance original debt at December 15, 2019	3,540,000	-
Derecognition of original debt	(3,540,000)	-
Fair market value of renegotiate debenture at fair market value	2,968,124
Accretion of debentures	21,919	-
Balance on December 31, 2019	2,990,043	-

The value attributed to the warrants is $702,010. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.04
Expected life	1 year
Risk-free interest rate	1.71%
Expected volatility (1)	82%
Dividend	0%
Exercise prices at the date of grant	$0.05

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018
(In Canadian dollars)

13 - DEBENTURES (continued)

a)ii) Debenture issuance of December 15, 2017, extended to December 2020 (continued)

The value attributed to the warrants is $686,659. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.04
Expected life	2 years
Risk-free interest rate	1.71%
Expected volatility (1)	79%
Dividend	0%
Exercise prices at the date of grant	$0.08

b) Debenture issuance of December 19, 2018

On December 19, 2018, the Company placed 51 units of unsecured convertible debentures at $10,000 per unit for a gross proceeds of $510,000. Each unit sold is comprised of $10,000 face value debentures, maturing on December 19, 2020, bearing interest at a nominal rate of 8% payable monthly, plus 10,000 purchase warrants exercisable into Company common share at $0.10 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at a price of $0.05 per common share.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $0.20 or more for 3 consecutive trading days.

The Company used the residual value method to allocate the principal amount of the debentures between the liability, equity component of debenture and the contributed surplus. Under this method, an amount of $93,940 and $3,578 (net of transaction costs) related to the conversion features and the warrants issued were applied to equity component of debenture and contributed surplus (respectively). The fair value of the liability component was $396,672 computed as the present value of future principal and interest discounted at a rate of 22%.

	2019-12-31	2018-12-31
	$	$
Balance at the beginning	398,015	-
Addition	-	510,000
Conversion of debentures	(216,819)
Accretion of debentures	38,744	1,343
Equity component of debentures	-	(93,940)
Contributed surplus for warrants	-	(3,578)
Issuance costs (1)	11,298	(15,810)
Balance at the end	231,238	398,015

1) Issuance costs are related to legal expenses and broker commissions.

In September 2019, $250,000 face value of debentures were converted to 5,000,000 common shares of the Company at a price of $0.05 per share (Note 14.2 o)).

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

13 - DEBENTURES (continued)

c) Debenture issuance of April 24, 2019

On April 24, 2019, the Company placed 28 units of unsecured convertible at $10,000 per unit for a gross proceeds for a gross proceeds of $280,000. Each unit sold is comprised of $10,000 face value debentures, maturing on April 24, 2021, bearing interest at a nominal rate of 8% payable monthly, plus 200,000 purchase warrants exercisable into Company common shares at $0.10 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at the lower of $0.05 per common share or at the market price per common share prevailing at the time of conversion.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $0.20 or more for 3 consecutive trading days.

The fair value of the instrument correspond to the individual fair value of each different instrument as such each component was recorded at its original fair value. an amount of $39,077 and $43,107 related to the conversion features and the warrants issued were applied to conversion option and contributed surplus (respectively). The fair value of the liability component was $197,817 computed as the present value of future principal and interest discounted at a rate of 30%.

	2019-12-31	2018-12-31
	$
Balance at the beginning	-	-
Addition	280,000	-
Conversion of debentures	(92,852)	-
Accretion of debentures	18,020	-
Conversion option	(24,423)	-
Contributed surplus	(43,107)	-
Balance at the end	137,638	-

In September 2019, $105,000 face value of debentures was converted to 5,000,000 common shares of the Company at a price of $0.04 and $0.02 per share.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

14 - SHAREHOLDERS' EQUITY

14.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

14.2 Descriptions of the shareholders equity operations

a) In January 2018, the Company closed a private placement financing consisting in the sale of 5,000,000 common shares at a price of $0.05 per share for gross proceeds of $250,000. In connection with the private placement, the Company paid a cash finder's fees representing 8% of the value of the private placement for a total of $20,000.

b) In January 2018, the Company issued 1,500,000 common shares for a value of $ 75,000 as a finder's fee to eligible persons related to a series of private placements conducted in the last quarter of 2017 and January 2018, which an amount of $66,372 was accrued as at December 31, 2017.

c) Between January 1, 2018 and December 31, 2018 , $1,800,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.05 per share pursuant to the private placement closed in December 2017. The Company therefore issued 36,000,000 common shares at a price of $0.05 per share to the debenture holders. A corresponding residual value of $412,448 attributed to warrants was transferred to capital stock.

d) In March and May 2018, the Company issued 600,000 and 400,000 common shares respectively to settle $50,000 of debt related to consulting services received by the Company.

e) In May 2018, the Company issued 2,900,000 warrants in consideration for the private placement made in the fourth quarter of 2017 and first quarter of 2018. Each warrant will allow to purchase one common share at a price of $0.10 per share for a period of two (2) years from the date of issuance.

The value attributed to the warrants is $65,658. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.045
Expected life	2 years
Risk-free interest rate	1.91%
Expected volatility (1)	131%
Dividend	0%
Exercise prices at the date of grant	$0.10

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

14 - SHAREHOLDERS' EQUITY (continued)

14.2 Descriptions of the shareholders equity operations (continued)

f) In the third quarter of 2018, the Company issued 1,983,080 common shares to settle $96,654 of debt related to consulting and marketing services received by the Company.

g) In December 2018, the Company issued 3,866,667 warrants to fulfill his contractual obligations under the share subscription agreement signed on June 14, 2017. Each warrant allows purchasing one common share until June 14, 2022 at an exercise price of $0.05 per share.

The value attributed to the 3,866,667 warrants issued in December 2018 was $57,830 and was presented as a deferred financing cost in the contributed surplus and will be amortized based on the number of issued shares. The fair value of the warrants was calculated using Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.025
Expected life	2.5 years
Risk-free interest rate	1.93%
Expected volatility (1)	131.5%
Dividend	0%
Exercise price at the date of grant	$0.05

h) As part of the private placement consisting of non-secure convertible debenture close on December 19, 2018 for a consideration of $510,000, the Company issued 510,000 share purchase warrants with an exercise price of $0.10 per share for a twenty-four (24) month period following the closing date.

Peak also granted 210,000 finder's compensation warrants to eligible persons who helped place the debenture units entitling them to purchase a number of Peak common shares equal to 2.5% of the value of debentures they help place, at a price of $0.05 per common share for a twenty-four-month period following the closing date.

The fair value of the 510,000 warrants was $6,534 with an attributed value of $3,578 to contributed surplus.The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.03
Expected life	2 years
Risk-free interest rate	1.90%
Expected volatility (1)	131%
Dividend	0%
Exercise price at the date of grant	$0.10

The fair value of the 210,000 finder's warrants was $3,521. The fair value was calculated using the Black & Scholes option pricing model and the following  weighted average assumptions:

Share price at the date of grant	$0.03
Expected life	2 years
Risk-free interest rate	1.90%
Expected volatility (1)	131%
Dividend	0%
Exercise price at the date of grant	$0.05

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

14 - SHAREHOLDERS' EQUITY (continued)

14.2 Descriptions of the shareholders equity operations (continued)

i) In January 2019, the Company issued 700,000 common shares to settle $35,000 of debt related to consulting services received by the Company.

j) As part of the private placement consisting of non-secure convertible debentures close on April 26, 2019, for a consideration of $280,000, the Company issued 5,600,000 share purchase warrants with an exercise price of $0.10 per share for a twenty-four (24) month period following the closing date. The 5,600,000 share purchase warrants were repriced with an exercise price of $0.05 on October 2, 2019, with the same expiry date of April 26, 2021.

Peak also granted 75,000 finder's compensation warrants to eligible persons who helped place the debenture units entitling them to purchase a number of Peak common shares equal to 2.5% of the value of debentures they help place, at a price of $0.05 per common share for a twenty-four-month period following the closing date.

The fair value of the 5,600,000 warrants was $43,106 with an attributed value of $43,106 to contributed surplus.The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.04
Expected life	2 years
Risk-free interest rate	1.62%
Expected volatility (1)	78.6%
Dividend	0%
Exercise price at the date of grant	$0.10

The fair value of the 75,000 finder's warrants was $1,482. The fair value was calculated using the Black & Scholes option pricing model and the following  weighted average assumptions:

Share price at the date of grant	$0.04
Expected life	2 years
Risk-free interest rate	1.62%
Expected volatility (1)	78.6%
Dividend	0%
Exercise price at the date of grant	$0.05

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

14 - SHAREHOLDERS' EQUITY (continued)

14.2 Descriptions of the shareholders equity operations (continued).

k) In May 2019, the Company issued 1,800,000 common shares to settle $90,000 of debt related to consulting services received by the Company.

l) On July 16, 2019, the Company closed a private placement consisting in the sale of 1,400,000 units (a ''Unit'') at a price of $0.05 per Unit for a proceed s of $70,000. Each unit consists of one (1) common share and one (1) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $0.08 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 1,400,000 warrants was $13,949. The value attributed to these warrants was $19,948. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.025
Expected life	2 years
Risk-free interest rate	1.56%
Expected volatility (1)	125%
Dividend	0%
Exercise price at the date of grant	$0.08

m) In August 2019, the Company issued 900,000 common shares at a price of $0.05 per common shares to settle $45,000 of debt related to consulting services received by the Company.

n) On August 28, 2019, the Company closed a private placement consisting in the sale of 22,800,000 units (a "Unit") at a price of $0.025 per Unit for a proceed s of $570,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one share of the Company at the price of $0.05 each for a period of 12 months from the date of issuance.

The fair value of the 11,400,000 warrants was $82,435. The value attributed to these warrants was $72,019. The fair value was calculated using the Black & Scholes option pricing model and the following weighted and the following weighted average assumptions:

Share price at the date of grant	$0.025
Expected life	1 year
Risk-free interest rate	1.39%
Expected volatility (1)	124%
Dividend	0%
Exercise price at the date of grant	$0.05

o) In September 2019, the Company issued 4,750,000 and 250,000 common shares as a result of the conversion of debentures previously issued in April 2019 at prices of $0.02 and $0.04 respectively for a total face value of $105,000 of debentures. Part of this issuance, an amount of $14,654 was transferred from conversion option liability to capital stock.

p) In September 2019, the Company issued 5,000,000 common shares as a result of conversion of debentures previously issued in December 2018 at a price of $0.05 for a total face value of $250,000 of debentures. Part of this issuance, an amount of $46,049 was transferred from equity component of convertible debentures to capital stock.

q) In September 2019, the Company issued 800,000 common shares at a price of $0.05 per common shares to settle $40,000 of debt related to consulting services received by the Company.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

14 - SHAREHOLDERS' EQUITY (continued)

14.2 Descriptions of the shareholders equity operations (continued).

r) Also on September 24, 2019, the Company repriced a total of 2,900,000 share purchase warrants that had an original exercise price of $0.10 to $0.05. The expiry date, which remains the same, is May 7, 2020.

s) In October 2019, the Company issued 1,250,000 common shares at a price of $0.02 per common shares to settle $25,000 of debt related to consulting services received by the Company.

t) In November 2019 , $ 270,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.05 per share pursuant to the private placement closed in December 2017. The Company therefore issued 5,400,000 common shares at a price of $0.05 per share to the debenture holders. A corresponding residual value of $70,299 attributed to warrants was transferred to capital stock.

u) In December 2019, the Company issued 400,000 common shares at a price of $0.02 per common shares to settle $8,000 of debt related to consulting services received by the Company.

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

14.3 Warrants

Outstanding warrants entitle their holders to subscribe to an equivalent number of common shares as follows:

		2019-12-31		2018-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	116,260,359	0.063	144,773,692	0.059
Granted	89,275,000	0.074	7,486,667	0.073
Expired	(79,440,359)	0.053	-	-
Extended	70,800,000	0.050
Exercised	(6,200,000)	0.050	(36,000,000)	0.050
Outstanding and exercisable,
end of period	190,695,000	0.061	116,260,359	0.063

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

14 - SHAREHOLDERS' EQUITY (continued)

14.3 Warrants (continued)

As of December 31, 2019 and December 31, 2018, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

		2019-12-31		2018-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
March 2019	-	-	1,640,359	0.200
December 2019	-	-	84,000,000	0.050
May 2020	2,900,000	0.050	2,900,000	0.100
August 2020	11,400,000	0.050	-	-
December 2020	71,010,000	0.050	210,000	0.050
December 2020	510,000	0.100	510,000	0.100
April 2021	75,000	0.050	-	-
April 2021	5,600,000	0.050	-	-
July 2021	1,400,000	0.080	-	-
December 2021	70,800,000	0.080	-	-
June 2022	3,866,667	0.050	3,866,667	0.050
June 2022	5,800,000	0.057	5,800,000	0.057
June 2022	3,333,333	0.061	3,333,333	0.061
June 2022	14,000,000	0.120	14,000,000	0.120
	190,695,000		116,260,359

15 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange requirements, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

15 - SHARE-BASED PAYMENTS (continued)

Share options and weighted average exercise prices are as follows for the reporting periods presented :

		2019-12-31		2018-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	41,900,000	0.074	35,695,000	0.078
Granted	15,800,000	0.052	7,675,000	0.052
Expired	-		(1,470,000)	0.059
Forfeited	(6,675,000)	0.066	-
Exercised	-		-
Outstanding end of period	51,025,000	0.068	41,900,000	0.074

Exercisable end of period	36,262,500	0.075	27,198,750	0.076

15 - SHARE-BASED PAYMENTS(continued)

The table below summarizes the information related to outstanding share options as at December 31, 2029

Range of	Number of	Weighted average remaining
exercise price	options	contractual life (years)
$
0.050	6,400,000	5 months
0.050	2,500,000	1 years
0.050	150,000	1 years and 5 months
0.085	10,500,000	1 years and 7 months
0.105	7,175,000	2 years and 6 months
0.055	375,000	2 years and 11 months
0.080	3,425,000	3 years
0.050	100,000	3 years and 4 months
0.050	7,275,000	3 years and 6 months
0.050	750,000	3 years and 11 months
0.050	9,950,000	4 years and 5 months
0.105	625,000	4 years and 5 months
0.050	200,000	4 years and 9 months
0.050	600,000	4 years and 11 months
0.055	1,000,000	4 years and 11 months
	51,025,000

The Company has recorded an expense of $378,094 in 2019 ($551,414 in 2018) as stock-based compensation.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

15 - SHARE-BASED PAYMENTS(continued)

15.1 Share-based payments granted to directors and employees

a) On April 16, 2018 the Company granted options to acquire 100,000 common shares at a price of $0.05 to certain employees.

The shares vest over a two-year period and are exercisable over a period of five years expiring in April 2023.

The fair value of the options granted to certain directors and employees amounted to $4,228 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.045
Expected life	5 years
Risk-free interest rate	2.1%
Volatility (1)	168%
Dividend	0%
Exercise price at the date of grant	$0.050

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On June 5, 2018 the Company granted options to acquire 7,175,000 common shares at a price of $0.05 to certain employees and directors.

The shares vest over a two-year period and are exercisable over a period of five years expiring in June 2023.

15 - SHARE-BASED PAYMENTS (Continued)

15.1 Share-based payments granted to directors and employees

The fair value of the options granted to certain directors and employees amounted to $251,314 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.04
Expected life	5 years
Risk-free interest rate	1.90%
Volatility (1)	140%
Dividend	0%
Exercise price at the date of grant	$0.050

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

15 - SHARE-BASED PAYMENTS (Continued)

15.1 Share-based payments granted to directors and employees (continued)

c) On February 12, 2019, the Company granted options to acquire 750,000 common shares at a price of $0.05 to certain employees . The fair value of the options granted to certain employees amounted to $29,486 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in November 2023.

Share price at the date of grant	$0.045
Expected life	4 years and 8 months
Risk-free interest rate	1.79%
Volatility (1)	140%
Dividend	0%
Exercise price at the date of grant	$0.050

d) On May 27, 2019, the Company granted options to acquire 8,950,000 common shares at a price of $0.05 to certain employees and directors. The fair value of the options granted to certain directors and employees amounted to $274,599 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in May 2024.

Share price at the date of grant	$0.035
Expected life	5 years
Risk-free interest rate	1.48%
Volatility (1)	144%
Dividend	0%
Exercise price at the date of grant	$0.050

e) On September 5, 2019, the Company granted options to acquire 200,000 common shares at a price of $0.05 to certain employees . The fair value of the options granted to certain employees amounted to $8,605 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in September 2024.

Share price at the date of grant	$0.045
Expected life	5 years
Risk-free interest rate	1.28%
Volatility (1)	139%
Dividend	0%
Exercise price at the date of grant	$0.050

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

15 - SHARE-BASED PAYMENTS (Continued)

15.1 Share-based payments granted to directors and employees (continued)

f) On November 15, 2019, the Company granted options to acquire 500,000 common shares at a price of $0.05 to certain employees . The fair value of the options granted to certain employees amounted to $19,820 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in September 2024.

Share price at the date of grant	$0.045
Expected life	5 years
Risk-free interest rate	0
Volatility (1)	140%
Dividend	0%
Exercise price at the date of grant	$0.050

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

15.2 Options granted to consultants

a) On June 5, 2018, the Company granted 100,000 options to a consultant at an exercise price of $0.050 per share as part of their consulting agreement. The options vest over a two-year period and are exercisable over a period of five years following the date of granting. The fair value of the options granted to consultant amounted to $18,060 and was determined by management by comparing with similar services on the market.

b) On June 6, 2018, the Company granted 300,000 options to consultants at an exercise price of $0.10 per share as part of their consulting agreement. The options vest at issuance and are exercisable over a period of five years following the date of granting. The fair value of the options granted to consultant amounted to $20,300 and was determined by management by comparing with similar services on the market.

c) On January 7, 2019, the Company granted 300,000 options to eligible consultants at an exercise price of $0.10 per share. The options vested at the date of granting and will be exercisable over a period of five years expiring in January 2024. The fair value of the options granted amounted to $20,300 and was determined by management by comparing similar services on the market.

d) On May 1, 2019, the Company granted 1,000,000 options to CHF Investors Relations Inc. As part of an investors relations agreement at an exercise price of $0.05 per share. The options are vesting over twelve months following the date of granting and will be exercisable over a period of five years expiring in May 2024. The fair value of the options granted amounted to $30,283 and was determined using the Black & Scholes option pricing model and the following assumptions:

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018
(In Canadian dollars)

15 - SHARE-BASED PAYMENTS (Continued)

15.2 Options granted to consultants (continued)

Share price at the date of grant	$0.035
Expected life	5 years
Risk-free interest rate	1.55%
Volatility (1)	137%
Dividend	0%
Exercise price at the date of grant	$0.050

e) On May 1, 2019, the Company granted two (2) sets of options to a consultant to acquire 3,000,000 common shares (1,500,000 each set) at the price of the higher of $0.05 per share and a price that is 20% higher than the Company stock prices on the last trading day immediately preceding the date of the issuance of the stock option. Each option will vest on the achievement of a minimum of measurable revenue targets that the consultant must help the Company achieve. If vested, the options will expire on May 1st, 2024. The fair value of the options granted amounted to $18,000 and was determined by management by comparing with similar services on the market. On December 31, 2019 it was mutually agreed to terminate the consulting agreement. Therefore the issued options were forfeited.

f) On November 1, 2019, the Company granted 1,000,000 options to CHF Investors Relations Inc. As part of an investors relations agreement at an exercise price of $0.05 per share. The options are vesting over twelve months following the date of granting and will be exercisable over a period of five years expiring in November 2024. The fair value of the options granted amounted to $44,058 and was determined using the Black & Scholes option pricing model and the following assumptions:

Share price at the date of grant	$0.05
Expected life	5 years
Risk-free interest rate	1.46%
Volatility (1)	140%
Dividend	0%
Exercise price at the date of grant	$0.055

g) On November 11, 2019, the Company granted 100,000 options to a consultant at an exercise price of $0.050 per share as part of their consulting agreement. The options vest over a two-year period and are exercisable over a period of five years following the date of granting. The fair value of the options granted to consultant amounted to $9,030 and was determined by management by comparing with similar services on the market.

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018
(In Canadian dollars)

16 - INCOME TAXES

Significant tax expense (income) components

The significant tax expense (income) components are detailed as follows:

	2019	2018
	$	$
Current tax expense (income)
Origination and reversal of temporary differences	-	-
Change in tax rates	-	-
Change in unrecognized temporary differences	-	-
Prior period adjustments	523,837	164,453
Total current tax expense (income)	523,837	164,453
Deferred tax expense (income)
Origination and reversal of temporary differences	(906,884)	(1,273,572)
Change in tax rate	4,722	1,946
Change in unrecognized temporary differences	902,162	1,271,626
Total deferred tax expense (income)	-	-

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

16 - INCOME TAXES (Continued)

Relationship between expected tax expense and tax expense in income

The relationship between the expected tax expense calculated on the basis of the combined federal and provincial tax rate in Canada and the tax expense presented on the consolidated statements of comprehensive income is as follows:

	2019	2018
	$	$
Loss before income taxes	(1,306,525)	(3,444,467)
Expected tax expense (income) calculated on the basis of the combined federal and provincial tax rate in Canada of 26.6% (26.7% in 2018)	(347,535)	(919,673)
Adjustments for the following
Share-based payments	51,823	147,228
Variance between statutory and deferred tax rates	4,722	1,946
Difference in foreign tax rate	(161,033)	(57,241)
Other non-deductible expenses	229,403	121,435
Change in unrecognized temporary differences	902,163	1,271,626
True up	(143,824)	(408,637)
Other	(11,882)	7,769
Tax expense (income)	523,837	164,453

Unrecognized temporary differences

The Company has the following temporary differences and tax losses for which no deferred tax was recognized:

			2019
	Federal	Provincial	Foreign
	$	$	$
Unrecognized deductible temporary differences
Property and equipment	2,515,547	2,515,547
Other assets	1,810,563	1,810,563
Financing and share issue costs	139,100	139,100
Scientific research and experimental development expense	1,747,356	-
Non-capital losses	11,526,453	13,453,519	3,674,429
	17,739,019	17,918,729	3,674,429

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

16 - INCOME TAXES (Continued)

Unrecognized temporary differences (Continued)

			2018
	Federal	Provincial	Foreign
	$	$	$
Unrecognized deductible temporary differences
Property and equipment	1,632,806	1,632,806
Other assets	1,233,063	1,233,063
Financing and share issue costs	177,283	177,283
Scientific research and experimental development expense	1,747,356	-
Non-capital losses	10,406,409	12,333,475	2,765,823
Other	100	399
	15,197,017	15,377,026	2,765,823

As at December 31, 2019, the Company has non-capital losses that are available to reduce income taxes in future years and for which no deferred tax asset has been recognized in the consolidated statements of financial position. These losses expire in the following years:

	Federal	Provincial	Foreign
	$	$
2021			360,802
2022			734,162
2023			1,670,859
2024			908,606
2025	-	-
2026	4,028	4,028
2027	141,229	141,229
2028	322,989	322,989
2029	-	-
2030	253,979	253,979
2031	1,081,723	1,051,288
2032	1,730,827	1,715,690
2033	506,261	495,001
2034	961,557	963,040
2035	1,226,101	3,220,692
2036	1,241,368	1,229,192
2037	2,133,544	2,133,544
2038	765,790	765,790
2039	1,157,057	1,157,057
	11,526,453	13,453,519	3,674,429

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

17 - ENGAGEMENT

In March 2018, the Company's agreement with Cubeler Inc. was amended to adjust the royalty fee payable by the Company to Cubeler Inc. The compensation for the exclusive licence will now be between 5% and 3% on a declining scale (between 10% and 5% before the amendment) of gross revenues generated by the Cubeler platform.

Cubeler Inc. is a privately held company who has certain shareholders in common with the Company.

Royalty fee payable to Cubeler in 2019 was $84,762 ($0 in 2018) and was applied to an advance to the same company (note 7).

18 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $20,119,684 ($19,486,475 as at December 31, 2018).

The Company manages the capital structure and makes adjustments to it to ensure it has sufficient liquidities and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

19 - FINANCIAL INSTRUMENTS

19.1 Classification of financial instruments

Note 4.10 provides a description of financial assets and financial liabilities and the related accounting policies. The carrying amount of financial assets and financial liabilities are as follows:

			2019
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		1,717,509	1,717,509
Debtors		3,931,981	3,931,981
(excluding sales tax receivables)		19,389,636	19,389,636
	-	25,039,126	25,039,126
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		4,629,122	4,629,122
Debentures		3,358,919	3,358,919
Conversion option	24,423		24,423
Contingent compensation payable	254,586		254,586
	279,009	7,988,041	8,267,050

			2,018
		Assets and
		liabilities
		carried at	Total
		amortized cost	carrying value
		$	$
Financial assets
Loans and receivable
Cash		2,016,410	2,016,410
Debtors		793,550	793,550
Loan receivables		19,379,782	19,379,782
	-	22,189,742	22,189,742
Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		1,349,853	1,349,853
Debentures		3,741,835	3,741,835
	-	5,091,688	5,091,688

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

19 - FINANCIAL INSTRUMENTS (continued)

19.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see Note 7), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

19.3 Financial risks

19.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (Notes 2 and 17).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

			2019
		Current	Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	4,629,122	-	-
Debentures	160,382	3,958,858	179,373
	4,789,504	3,958,858	179,373

			2018
		Current	Long-term
	Within		More than
	6 months	6 to 12 months	12 months
	$	$	$
Accounts payable and accrued liabilities	1,349,853	-	-
Debentures	174,400	4,012,164	549,570
	1,524,253	4,012,164	549,570

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

19 - FINANCIAL INSTRUMENTS (continued)

19.4 Finance costs

	2019	2018
	$	$
Interests on debentures	362,471	349,859
Interest on lease liabilities (note 11)	44,868	-
Interest on safety deposit and advances	84,962	-
Interest income	(8,971)	(14,351)
Accretion on debentures	553,842	454,814
Total interest expense	1,037,172	790,322
Miscellaneous	5,535	5,586
	1,042,707	795,908

19.5    Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, loans receivables and debtors (except sales tax receivables) , accounts payable and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures is estimated using a discounted cash flow approach and approximate their carrying amount.

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Wuxi Wenyi Financial Services Co. (Note 6) is estimated by probability-weighted cash outflows and reflect management's estimate of a 80% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Debentures are level 2 under the fair value hierarchy.

Contingent compensation payable and the option conversion are level 3 under the fair value hierarchy.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

20 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel, the Chief Executive Officer and the Chief Executive Officer of the Chinese subsidiaries are members of the Board, and their remuneration includes the following expenses:

	2019	2018
	$	$
Salaries and fringe benefits	402,630	410,202
Share-based payments	355,528	510,693
Technical, marketing and website services	-
paid to an affiliated company	21,000	43,680
Royalty	84,762	-
Interest revenue on advance	(3,664)	-
Management fees paid to a company held by a director	32,725	73,283
Interests on debentures	1,081	800
Total	894,062	1,038,658

These transactions occurred in the normal course of operations and have been measured at fair value.

As at December 31, 2019 and December 31, 2018 the consolidated statement of financial position includes the following amounts with related parties:

	2019	2018
	$	$
Advance from a director to a subsidiary, no interest	298,400	-
Advances to an affiliated company (a)	17,758	32,000
	316,158	32,000

a) The advance to Cubeler, a related entity to the Company, is documented by an on-demand promissory note, yielding 8.5% interest annually. In the case that the advance is not fully paid on December 16, 2019, Cubeler shall execute and deliver a hypothec on the universality of the present and future movable assets to the Company. The Company decide to not execute his rights on the assets considering the low value of the advances

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

21 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the other heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately has each requires different business processes, marketing approach's and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the logistic, procurement and distribution of products within supply chains or facilitating transactions in the commercial lending industry through technology platforms.

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

Other

The "other" category include the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

21 - SEGMENT REPORTING (Continued)

The segment information for the nine-month reporting period is as follows:

					2019
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue	35,374	3,408,251	-	-	3,443,625
Fees/sales from external customers	1,789,418	1,104,875	-	-	2,894,293
Supply chain services	5,370,735	-	-	-	5,370,735
Inter-segment	1,718,182	-	227,482	(1,945,664)	-
Total revenues	8,913,709	4,513,126	227,482	(1,945,664)	11,708,653
Expenses
Depreciation and amortization	160,475	507,535	382,228		1,050,238
Interest expenses	30,563	94,194	917,947		1,042,704
Impairment of intangible asset	-	-	584,189		584,189
Loss on extinction of debt			816,793		816,793
Gain on bargain purchase			(941,000)		(941,000)
Loss on fair value variation	-	-	259,000		259,000
All other expenses	7,081,537	3,725,148	1,342,231	(1,945,664)	10,203,252
Total expenses	7,272,575	4,326,877	3,361,388	(1,945,664)	13,015,177
Profit (loss) before tax	1,641,134	186,249	(3,133,906)	-	(1,306,524)
Income tax (recovery)	321,952	201,885	-	-	523,837
Net profit (loss)	1,319,182	(15,636)	(3,133,906)	-	(1,830,361)
Non-controlling interest	435,779	443,031	-	-	878,810
Net profit (loss) attributable to owners of the parent	883,403	(458,667)	(3,133,906)	-	(2,709,172)

Segmented assets	7,465,568	22,499,018	17,538,656	(18,146,224)	29,357,019

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

21 - SEGMENT REPORTING (Continued)

The segment information for the nine-month reporting period is as follows:

					2018
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial services revenue	66,927	1,614,607	-	-	1,681,534
Fees/sales from external customers	-	-	-	-	-
Inter-segment	188,053	-	82,664	(270,717)	-
Total revenues	254,980	1,614,607	82,664	(270,717)	1,681,534
Expenses
Depreciation and amortization	66,402	-	488,999		555,401
Interest expenses (income)	452	(10,103)	805,559		795,908
Impairment of intangible asset			471,000		471,000
Gain on deposit and subscription receivable	85,658		(287,008)		(201,350)
All other expenses	1,359,625	975,965	1,440,169	(270,717)	3,505,042
Total expenses	1,512,137	965,862	2,918,719	(270,717)	5,126,001
Profit (loss) before tax	(1,257,157)	648,745	(2,836,055)	-	(3,444,466)
Income tax (recovery)	-	164,453	-	-	164,453
Net Profit (loss)	(1,257,157)	484,292	(2,836,055)	-	(3,608,920)
Non-controlling interest	-	243,759	-	-	243,759
Net profit (loss)attributable to owners of the parent	(1,257,157)	240,533	(2,836,055)	-	(3,852,679)

Segmented assets	4,084,702	21,194,910	16,792,655	(17,382,964)	24,689,303

Note (1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

21 - SEGMENT REPORTING (Continued)

The Company's non-current assets (other than financial instruments) are located into the following geographic regions at :

	2019	2018
	Non-current	Non-current
	Assets	Assets
	$	$
China	1,846,853	808,924
Canada	1,287,000	882,741
Total	3,133,853	1,691,665

22 - CURRENCY TRANSLATION ADJUSTMENT

Currency translation adjustment reflects the currency fluctuation between the functional currency of the Company's subsidiaries in China (Renminbi) and the Company's functional currency (Canadian dollar) during the period. This element represents a theoretical profit or loss that can be materialized only if the underlying assets or liabilities to which the adjustment is attributed are realized.

23 - BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated using the net loss attributable to shareholders (before currency translation adjustment) and the weighted average number of outstanding shares during the period. Diluted loss per share is calculated by adjusting the weighted 'average number of outstanding shares, for the effects of all dilutive potential ordinary shares which include convertible debentures, options and warrants. Since the Company has incurred losses, the diluted loss per share is equal to the basic loss per share due to the antidilutive effect of convertible debentures, options and warrants.

24 - SUBSEQUENT EVENTS

a) On January 15, 2020, the Company closed a private placement consisting in the sale of 16 units (a "Unit") at a price of $10,000 per Unit for gross proceeds of $160,000. Each unit consists of $10,000 of non- secured debenture and 200,000 common share purchase warrants. Each warrant entitles the holder to purchase one share of the Company at a price of $0.08 each for a period of 24 months from the date of issuance. The debentures will mature on January 15, 2021, and bear interest at 8% per annum.

b) From January 1, 2020, to May 14, 2020, the Company issued 8,150,000 common shares to settle $310,000 of debt related to consulting services received by the Company.

c) In February 2020, the Company closed a private placement consisting in the sale of 14,400,000 units (a "Unit") at a price of $0.04 per Unit for gross proceeds of $576,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each warrant entitles the holder to purchase one share of the Company at a price of $0.10 each for a period of 24 months from the date of issuance.

Peak Positioning Technologies Inc.

Notes to Consolidated Financial Statements

Years ended December 31, 2019 and 2018

(In Canadian dollars)

24 - SUBSEQUENT EVENTS (continued)

d) In April 2020, the Company closed a private placement consisting in the sale of 3,000,000 shares at a price of $0.025 per shares for gross proceeds of $75,000.

e) Levels of overdue loans for the Company's ASFC subsidiary were significantly higher at the end of the first quarter due to the COVID-19 pandemic. This will impact the expected credit loss of the Company for the period.